Mail Stop 4561

October 17, 2007

Melbourne F. Yull
Executive Director
Intertape Polymer Group Inc.
3647 Cortez Road West
Bradenton, Florida 34210
(941) 727-5788

      Re: **Intertape Polymer Group Inc. (File No. 001-10928)**
               Form 40-F for the Fiscal Year Ended December 31, 2006
               Form 6-K filed August 13, 2007

Dear Mr. Yull,

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

               Sincerely,

               Stephen Krikorian
               Accounting Branch Chief